Exhibit 99.1

JUMEI INTERNATIONAL HOLDING LIMITED ANNOUNCES COMPLETION OF GOING

PRIVATE TRANSACTION

BEIJING, April 14, 2020 — Jumei International Holding Limited (NYSE: JMEI) (“Jumei” or the “Company”), today announced the completion of its merger (the “Merger”) with Jumei Investment Holding Limited (“Purchaser”), a wholly-owned subsidiary of Super ROI Global Holding Limited (“Parent”), pursuant to the agreement and plan of merger (the “Merger Agreement”) dated February 25, 2020 by and among Parent, Purchaser and the Company. As a result of the merger, the Company ceased to be a public traded company and became a wholly-owned subsidiary of Parent.

As previously reported, pursuant to the Merger Agreement, Purchaser conducted a tender offer (the “Offer”) to purchase all outstanding class A ordinary shares, par value $0.00025 each, of the Company (“Class A Ordinary Shares”) and American depositary shares, each representing ten Class A Ordinary Shares (“ADSs”), at price of $2.00 in cash per Class A Ordinary Share or $20.00 in cash per ADS, without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes, on and subject to the terms and conditions set forth in the Merger Agreement. The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on April 8, 2020, and Purchaser and Parent accepted for payment all Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that were validly tendered and not validly withdrawn prior to the expiration of the Offer.

On April 14, 2020 (the “Merger Effective Time”), following consummation of the Offer, Purchaser merged with and into the Company, and the Company became a wholly owned subsidiary of Parent. The Merger was consummated pursuant to Section 233(7) of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, under which no shareholder vote is required to consummate the Merger.

At the Merger Effective Time, each Class A Ordinary Share issued and outstanding immediately prior to the Merger Effective Time was cancelled and ceased to exist in exchange for the right to receive $2.00 and each ADS issued and outstanding immediately prior to the Merger effective time was cancelled and ceased to exist in exchange for the right to receive $20.00, in each case, in cash, without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”). The ADS holders shall pay any applicable fees, charges and expenses of The Bank of New York Mellon, the ADS depositary (the “ADS Depositary”) and government charges (including withholding taxes if any) due to or incurred by the ADS Depositary, in its capacity as the ADS depositary, in connection with the cancellation of the ADSs surrendered and distribution of the merger consideration to holders of ADSs, including applicable ADS cancellation fees of $0.05 per ADS. Notwithstanding the foregoing, 40,344,690 Class A Ordinary Shares and 50,892,198 Class B Ordinary Share owned by Purchaser were canceled in exchange for the shares issued and outstanding immediately after the Merger Effective Time of the surviving company held by Parent.

Pursuant to the Merger Agreement, each vested option to purchase Class A Ordinary Shares (each, a “Company Option”) outstanding immediately prior to the Merger Effective Time was cancelled in exchange for the right to receive the product of (i) the excess, if any, of the Per Share Merger Consideration over the exercise price per Class A Ordinary Share of such vested Company Option, multiplied by (ii) the total number of Class A Ordinary Shares underlying such vested Company Option. Any then-outstanding vested Company Option that had an exercise price per Class A Ordinary Share equal to or greater than the Per Share Merger Consideration was cancelled at the Merger Effective Time and ceased to exist without receiving any payment for such Company Option. Each restricted share unit of the Company (each a “Company RSU”) vested and outstanding immediately prior to the Merger Effective Time was cancelled as of the Merger Effective Time and converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Class A Ordinary Shares underlying such Company RSU.

The Company also announced today that it had requested that trading of its ADSs on the New York Stock Exchange (“NYSE”) be suspended, and that NYSE file with the SEC a Form 25 notifying the Securities and Exchange Commission (the “SEC”) of NYSE’s withdrawal of the ADSs from listing on NYSE and intention to withdraw the Class A Ordinary Shares from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended. Parent has advised the Company that it intends to cause the Company to file with the SEC, ten days after NYSE files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Class A Ordinary Shares under the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Class A Ordinary Shares becomes effective.

In connection with the merger, Houlihan Lokey (China) Limited is serving as financial advisor to the special committee of the board of directors of the Company (the “Special Committee”); Hogan Lovells is serving as U.S. legal counsel to the Special Committee; certain legal matters of Cayman Islands law with respect to the Merger are advised upon for the Special Committee by Harneys.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to Mr. Leo Ou Chen, Parent and Purchaser (collectively, the “Buyer Group”); and Conyers Dill & Pearman is serving as Cayman legal counsel to the Buyer Group.

About Jumei

Jumei (NYSE: JMEI) is a fashion and lifestyle solutions provider with a diversified portfolio of products on offer in China. Jumei sells branded beauty, baby, children and maternity products, light luxury products, as well as health supplements through its e-commerce platform. Jumei has invested in adjacent fashion and lifestyle businesses such as Jiedian, a mobile device power bank operating company, and TV drama series production, to expand its service offerings. These investments will further expand and strengthen Jumei’s ecosystem as it seeks to benefit from China’s transition into the new retail era.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expect,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com